Exhibit (e)(1)

AMENDED SCHEDULE A

with respect to the

INVESTMENT MANAGEMENT AGREEMENT

between

ING STRATEGIC ALLOCATION PORTFOLIOS, INC.

and

ING INVESTMENTS, LLC

Series	Annual Investment Management Fee (as a percentage of daily net assets)
ING Strategic Allocation Conservative Portfolio ING Strategic Allocation Growth Portfolio ING Strategic Allocation Moderate Portfolio	Direct Investments 0.60% of ADNA Underlying Funds 0.08% of ADNA